1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of July 2006
Macronix International Co., Ltd.
No. 16 Li-Hsin Road
Science Park
Hsinchu, Taiwan, Republic of China
(Address of principal executive offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F ☑	Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑
     (If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:___)

Issued by: Macronix International Co., Ltd.
Issued on: July 17, 2006
Macronix International Co., Ltd. to Restate US GAAP Reconciliation of Prior Results; No Change to
Primary Financial Statements under ROC GAAP
Hsinchu, Taiwan, July 17, Macronix International Co., Ltd (NASDAQ: MXICY and TSEC: 2337) (“Macronix” or the “Company”), an independent designer, producer and supplier of non-volatile memory products based in Taiwan, announced today that an item in the footnotes to the Company’s financial statements as of and for the years ended December 31, 2002, 2003 and 2004 were incorrectly recorded for the purposes of the U.S. GAAP reconciliation included therein. An error relating to derivative instruments was discovered in the course of preparing responses to comments received from the U.S. Securities and Exchange Commission (“SEC”) in relation to the Company’s Annual Report on Form 20-F for the year ended December 31, 2004.
Macronix has determined that the impact of the fair value of certain derivative instruments embedded in its convertible bonds under U.S. GAAP resulted in an overstatement of U.S. GAAP net loss of NTD167 million and NTD852 million in 2002 and 2003, respectively, and an understatement of U.S. GAAP net loss of NTD40 million in 2004, representing 1.2%, 9.7% and 9.1% of U.S. GAAP net loss in 2002, 2003 and 2004, respectively. As a result of the foregoing, the U.S. GAAP reconciliation for each of the years contained in the Company’s Annual Report on Form 20-F for the year ended December 31, 2004, should not be relied upon.
The error discovered does not affect Macronix’s financial results reported under ROC GAAP for any years in the three-year period ended December 31, 2004 nor do they affect the Company’s current or future cash payments. All of the Company’s convertible bonds had been redeemed by December 31, 2005.
The decision to restate its financial statements was made today upon the recommendation of management and with the concurrence of Diwan, Ernst & Young, the Company’s independent auditors. Macronix expects to file its restated financial statements in respect of the years ended December 31, 2002, 2003 and 2004, in an amended Annual Report on Form 20-F for the year ended December 31, 2004, which Macronix intends to file shortly. The restated financial statements in respect of the years ended December 31, 2003 and 2004 will also be contained in the Company’s Annual Report on Form 20-F for the year ended December 31, 2005, which the Company intends to file shortly. The response to the recent inquiries from the SEC may be subject to further SEC review; and the resolution of such inquiries may result in additional restatements and adjustments to the anticipated restatement amounts described above.
Note Regarding Exchange Rate
Dollar amounts in this press release are expressed in New Taiwan dollars, the reporting currency used in the Company’s Annual Reports on Form 20-F. The exchange rate between New Taiwan dollars and U.S. dollars on July 15, 2006 was approximately NT$32.72 — US$1.00.
Safe Harbor Statement under the provisions of the United States Private Securities Litigation Reform Act of 1995
The news release contains forward-looking statements, as defined in the Safe Harbor Provisions of the United States Private Securities Litigation Reform act of 1995. These forward-looking statements, including the statements generally can be identified by phrases such as Macronix or the Company “believes”, “expects”, “anticipates”, “foresees”, “forecasts”, “estimates” or other words or phrases of similar import. Similarly, such statements describe the Company’s business outlook, financial highlights and the projections of capacity expansions. Although the Company believes the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be attained. A description of certain risks and uncertainties, which could cause actual results to differ materially from those indicated in the forward-looking statements can be found in the section captioned “Risk Factors” in the Company’s 2004 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on June 30, 2005. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
About Macronix
Macronix International Co., Ltd. (NASDAQ: MXICY and TSEC: 2337) is an independent designer, producer and supplier of non-volatile memory products such as Mask ROM, EPROM, Flash, and logic and other application-specific integrated circuit products including system-on-a-chip (also named as SOC) and solutions. Macronix views itself as an integrated solutions provider, treating its customers as strategic partners and working closely with them in all aspects of product development to provide silicon chip solutions that satisfy their specific needs. Headquartered in Hsin-Chu, Taiwan, Macronix currently employs approximately 3,526 people worldwide.
Macronix was named by Business Week in June 2001 as one of the top 100 Information Technology companies worldwide. In addition, Macronix’s Chairman and President, Miin Wu, was named by Business Week in July 2001 as one of 13 entrepreneurs among 50 “stars” of Asia.
For more information, please visit the Company’s website at www.macronix.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Macronix International Co., Ltd
Date: July 17, 2006	/s/ Paul Yeh
By: Paul Yeh